                                                             OMB APPROVAL
                                                       ----------------------
                                 UNITED STATES         OMB Number:  3236-0148
                    SECURITIES AND EXCHANGE COMMISSION Expires:  August 31, 1991
                            WASHINGTON, D.C. 20549     Estimated average burden
                                                       hours per response: 14.80

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 8  )*
                                           ---

                            AMSERV HEALTHCARE INC.
- ----------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
- ----------------------------------------------------------------------------

                        (Title of Class of Securities)

                                   032162109
      ------------------------------------------------------------------
                                 (CUSIP Number)


Leslie Hodge, AMSERV HEALTHCARE INC., 3252 Holiday Court, #204, La Jolla, CA
- -----------------------------------------------------------------------------
                             92037  (619) 597-1000
                             ---------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 7, 1995
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


- ------------------------------                     --------------------------
 CUSIP NO.  032162109                               PAGE   2   OF  24  PAGES
          ------------------                            -------  ------
- ------------------------------                     --------------------------
- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Eugene J. Mora                                 SSN ###-##-####

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                        (a)
                                                                          (b)
- -------------------------------------------------------------------------------
      SEC USE ONLY
 3

- -------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       PF and OO
- -------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2 (D) OR 2(E)

- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
- --------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES               369,027 shares of common stock        175,500 options
                   -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY
                  --------------------------------------------------------------
       EACH
                          SOLE DISPOSITIVE POWER
     REPORTING       9
                           369,027 shares of common stock        175,500 options
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
       544,527
- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   X
 12
      Excludes 426,794 shares of preferred stock and 55,125 options (See Item 5(a))
- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
 13
       16.4% of common stock
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
       IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER
- ----------------------------

     This Schedule 13D relates to the shares of common stock, $.01 par value per share (the "Shares"), of AMSERV HEALTHCARE INC., a Delaware corporation (the "Company"), with executive offices located at 3252 Holiday Court, #204, La Jolla, California, 92037 (formerly located at 6490 McCarran Boulevard, Bldg. D-1, Suite #34, Reno, NV 89509).

ITEM 2.  IDENTITY AND BACKGROUND
- --------------------------------

     (a) This Schedule 13D is being filed on behalf of Eugene J. Mora, an individual ("Mora").

     (b) Mora's business address is AMSERV HEALTHCARE INC., 3252 Holiday Court #204, La Jolla, California 92037.

     (c) Mora's principal occupation is that of Chairman of the Board, Chief Executive Officer and President of the Company.

     (d) Mora has not been convicted in a criminal proceeding during the last five (5) years (excluding minor traffic violations or similar misdemeanors).

     (e) Mora has not been a party during the last five (5) years to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)    Mora is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
- ----------------------------------------------------------

     With respect to the Shares which required Mora's filing a Schedule 13D on February 24, 1993, Mora used personal funds in the amount of $113,112 for the purchase on the open market of 30,000 Shares, received stock dividends of 3,075 Shares, and owned options to purchase 353,062 Shares pursuant to a stock option plan.

     Mora used personal funds in the amount of $48,063.75 for the purchase of the 41,390 Shares reported in his Schedule 13D, Amendment #1, filed April 7, 1994 (Item 5(c)( i)).

     Mora used personal funds in the amount of $37,500 for the purchase of the 34,000 Shares reported in his Schedule 13D, Amendment #2, filed September 6, 1994 (Item 5(c)(ii)).

     Mora used personal funds in the amount of $48,000 for the purchase of the 41,000 Shares reported in his Schedule 13D, Amendment #3, filed December 2, 1994 (Item 5(c)(iii)).

     Mora used personal funds in the amount of $40,493 for the purchase of the 32,200 Shares reported in his Schedule 13D, Amendment #4, filed December 19, 1994
(Item 5(c)(iv)).

     In Mora's Schedule 13D Amendments #5, filed April 20, 1995, and #6, filed April 26, 1995, the 7,600 Shares listed in Item 5(c)(v) as purchased through a broker were purchased by Mora with personal funds in the amount of $11,775. The 40,000 Shares and 27,562 Shares listed in Item 5(c)(vi) were purchased through the exercise of stock options pursuant to a stock option plan, with personal funds in the amounts of $105,000 and $49,997, respectively. The 110,000 Shares listed in Item 5(c)(vi) were purchased through the exercise of a stock option pursuant to a stock option plan, with personal funds in the amount of $1,100 and a Promissory Note between Mora and the Company in the original principal amount of $198,440. The Promissory Note is secured by 177,762 Shares owned by Mora, bears interest at a rate of 10% per annum, and matures in April 2000.

     Mora used personal funds in the amount of $6,050 for the purchase of the 2,200 Shares reported in his Schedule 13D, Amendment #7, filed May 15, 1995 (Item 5(c)(vii).

ITEM 4.  PURPOSE OF TRANSACTION
- -------------------------------

     The purchases reported herein were made as an investment. Mora may, in the future, purchase additional Shares or dispose of the Shares. Mora does not have any present plan or proposal which would relate to or result in a transaction of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended, except the exercise of the options discussed below in Item 5. In the future, however, Mora reserves the right to adopt such plans or proposals.

     No material change has occurred in the facts set forth in Amendment #7 to Mora's Schedule 13D. This Amendment #8 is being filed in electronic format to comply with the EDGAR requirements set forth in Rule 901 of Regulation S-T.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
- ---------------------------------------------

     (a) Mora directly owns 369,027 Shares. Mora is also the record owner of nonqualified stock options to purchase 175,500 Shares (the "Option Shares"), which Option Shares are immediately exercisable by Mora. Beneficial ownership of the 426,794 shares of Preferred Stock issued to North Central Personnel, Inc. as of April 7, 1995, to the extent deemed to be acquired by Mora, resulted from a Voting Agreement and Proxy entered into between North Central Personnel and the Company pursuant to which Mora was named as agent to vote a Proxy on behalf of and at the direction of the Board of Directors of the Company. The Voting Agreement and Proxy were rescinded as of May 12, 1995. Mora disclaims beneficial ownership of the 426,794 shares of Preferred Stock. Mora also disclaims beneficial ownership of stock options to purchase 55,125 Shares, for which Rosemarie Mora, Mora's former wife, has sole voting and dispositive power.

     The aggregate number of Shares of which Mora may be deemed to be the beneficial owner is 544,527, which is 16.4% of the 3,150,838 outstanding Shares of the Company. This total includes the Option Shares owned by Mora, which are immediately exercisable. This total does not include the 426,794 shares of Preferred Stock for which Mora was named as agent to vote on

                                                                   Pages 5 of 24

behalf of and at the direction of the Board of Directors of the Company, or the stock options to purchase 55,125 Shares for which Rosemarie Mora has sole voting and dispositive power.

     (b)    Mora has the sole power to vote and dispose of 544,527 Shares.

     (c)(i) Mora purchased 41,390 Shares through a broker:

     Date Purchased         Number of Shares Purchased          Price Per Share
- -------------------------------------------------------------------------------

     February 11, 1994                2,000                          $1.125
     February 11, 1994                1,390                           1.125
     February 11, 1994                2,000                           1.125
     February 15, 1994                2,000                           1.125
     February 25, 1994                5,000                           1.125
     February 25, 1994                2,000                           1.250
     March 8, 1994                    2,000                           1.250
     March 11, 1994                   2,000                           1.250
     March 11, 1994                   1,000                           1.250
     March 11, 1994                   1,000                           1.250
     March 11, 1994                   2,000                           1.250
     March 11, 1994                   2,000                           1.250
     March 16, 1994                   2,000                           1.125
     March 16, 1994                   3,000                           1.125
     March 24, 1994                   4,000                           1.125
     March 25, 1994                   2,000                           1.125
     March 25, 1994                   2,000                           1.125
     March 25, 1994                   2,000                           1.125
     March 25, 1994                   2,000                           1.125

     (c)(ii) Mora purchased 34,000 Shares through a broker:

     Date Purchased           Number of Shares Purchased         Price Per Share
- --------------------------------------------------------------------------------
     June 16, 1994                       7,000                         1.375
     June 17, 1994                       2,000                         1.375
     June 17, 1994                       2,000                         1.375
     August 30, 1994                     1,000                          .875
     August 30, 1994                     2,000                          .875
     August 30, 1994                     5,000                         1.000
     August 30, 1994                     3,000                         1.000
     August 30, 1994                     2,000                          .875
     August 31, 1994                    10,000                         1.000

     (c)(iii) Mora purchased 41,000 Shares through a broker:

     Date Purchased           Number of Shares Purchased         Price Per Share
- --------------------------------------------------------------------------------

     November 11, 1994                  5,000                         1.1250
     November 11, 1994                  5,000                         1.1250
     November 11, 1994                  3,000                         1.1250
     November 11, 1994                  2,000                         1.1250
     November 12, 1994                  1,000                         1.1250
     November 15, 1994                 10,000                         1.1875
     November 18, 1994                  5,000                         1.1250
     November 29, 1994                 10,000                         1.2500

     (c)(iv) Mora purchased 32,200 Shares through a broker:

    Date Purchased            Number of Shares Purchased         Price Per Share
- --------------------------------------------------------------------------------

     December 1, 1994                   6,000                         1.2500
     December 2, 1994                   1,000                         1.2500
     December 2, 1994                   4,000                         1.2500
     December 2, 1994                   5,000                         1.2500
     December 5, 1994                   1,200                         1.2500
     December 6, 1994                     100                         1.2500
     December 7, 1994                   3,900                         1.3125
     December 13, 1994                 11,000                         1.2500

      (c)(v)  Mora purchased 7,600 Shares through a broker:

     Date Purchased           Number of Shares Purchased         Price Per Share
- --------------------------------------------------------------------------------

     December 2, 1994                   5,000                         1.375
     December 15, 1994                  1,000                         1.250
     December 19, 1994                    200                         1.250
     December 19, 1994                    200                         1.250
     April 18, 1995                       200                         2.625
     April 19, 1995                     1,000                         2.625

     (c)(vi) Mora purchased 177,562 Shares through the exercise of stock options:

     Date Purchased           Number of Shares Purchased         Price Per Share
- --------------------------------------------------------------------------------

     April 18, 1995                     40,000                        2.625
     April 18, 1995                     27,562                        1.814

     April 20, 1995                    110,000                        1.814


     (c)(vii) Mora purchased 2,200 Shares through a broker:

     Date Purchased           Number of Shares Purchased         Price Per Share
- --------------------------------------------------------------------------------

     April 21, 1995                      2,200                        2.750

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

            With respect to the 426,794 shares of Preferred Stock described above, the direct owner of such shares, North Central Personnel, has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock.

     (e)    Not Applicable

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
- -------------------------------------------------------------------------
RESPECT TO SECURITIES OF THE ISSUER
- -----------------------------------

     Mora is a party to a Promissory Note between himself and the Company (Exhibit (a)) in the original principal amount of $198,440 which is secured by 177,562 Shares owned by Mora, bears interest at a rate of 10% per annum and matures in April 2000.

     Mora is a party to a Stock Pledge Agreement (Exhibit (b)) between himself and the Company with respect to the 67,562 Shares acquired on April 18, 1995, and the 110,000 Shares acquired on April 20, 1995, which together secure the Promissory Note described above. In the event of any default by Mora under the Promissory Note or the Stock Pledge Agreement, the Company has the right to take such Shares in repayment of the Promissory Note, and the right to sell such Shares at public or private sale. So long as no fault occurs under the Promissory Note or Stock Pledge Agreement, Mora is entitled to receive all dividends paid on such Shares, to vote such Shares in all matters and to otherwise be entitled to all rights of ownership of such Shares.

     The Company and North Central Personnel entered into a Voting Agreement and Proxy dated April 7, 1995 (Exhibit (c)), pursuant to which Mora was named agent to vote a Proxy with respect to 426,794 shares of Preferred Stock owned by North Central Personnel on behalf of and at the direction of the Board of Directors of the Company. The Voting Agreement and Proxy were rescinded as of May 12, 1995 (a copy of the Rescission Agreement is attached as Exhibit (d)).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
- -----------------------------------------

     (a)    Promissory Note
     (b)    Stock Pledge Agreement
     (c)    Voting Agreement and Proxy
     (d)    Rescission Agreement

ADDITIONAL STATEMENTS
- ---------------------

     MORA DISCLAIMS BENEFICIAL OWNERSHIP OF 426,794 SHARES OF PREFERRED STOCK AND 55,125 SHARES OF COMMON STOCK SUBJECT TO NONQUALIFIED STOCK OPTIONS.
                                     *****

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Signature

Date: June 21, 1995                          /s/ Eugene J. Mora

                                             Eugene J. Mora
                                             President, AMSERV HEALTHCARE INC.

                                 EXHIBIT INDEX



            Exhibit (a)   Promissory Note

            Exhibit (b)   Stock Pledge Agreement

            Exhibit (c)   Voting Agreement and Proxy

            Exhibit (d)   Rescission Agreement

                                                                  Pages 10 of 24

                                  EXHIBIT (a)

                                PROMISSORY NOTE

$198,440                                                          April 20, 1995
                                                           San Diego, California


          1. FOR VALUE RECEIVED, Eugene J. Mora ("Payor") promises to pay to the order of AMSERV HEALTHCARE INC. (the "Company") the principal sum of One Hundred Ninety-Eight Thousand Four Hundred Forty Dollars ($198,440), with interest on the unpaid principal amount owing from time to time at ten percent (10%) per annum, compounded annually, commencing with the date hereof and continuing on the unpaid principal until paid. Principal and all accrued interest remaining unpaid shall be due on April 20, 2000.

          2. All payments of interest and principal shall be in lawful money of the United States of America or, at the election of Payor, in shares of Common Stock of the Company valued as set forth below, or in salary reduction and/or any monies currently due at the time of such payments to Payor under any Employment Agreement or Consulting Agreement with the Company, valued on a dollar-for-dollar basis. The value of any shares of Common Stock of the Company as of a given repayment date shall be: (i) the closing price of a share of the Company's Common Stock on the principal exchange on which shares of the Company's Common Stock are then trading, if any, on the trading day previous to such date, or, if shares were not traded on the day previous to such date, then on the next preceding trading day during which a sale occurred; or (ii) if such Common Stock is not traded on an exchange but is quoted on Nasdaq or a successor quotation system, (1) the closing price (if the Company's Common Stock is then listed as a National Market Issue under the Nasdaq National Market) or (2) the mean between the closing representative bid and asked prices (in all other cases) for the Company's Common Stock on the trading day previous to such date as reported by Nasdaq or such successor quotation system; or (iii) if such Common Stock is not publicly traded on an exchange and not quoted on Nasdaq or a successor quotation system, the mean between the closing bid and asked prices for the Company's Common Stock, on the trading day previous to such date, as determined in good faith by the Board of Directors of the Company; or (iv) if the Company's Common Stock is not publicly traded, the fair market value determined in good faith by the Board of Directors of the Company.

          3. Payor may prepay this Note in whole or in part at any time or from time to time, without penalty or additional fees, provided that Payor pays all accrued interest due with respect to such principal prepayment at the time of such prepayment.

          4. At the option of the holder hereof, this Note shall be immediately due and payable, without notice or demand, upon the occurrence at any time of any of the following events of default:

                                                                  Pages 11 of 24

               4.1 One Hundred Twenty (120) days following the termination of Payor's Employment Agreement as a result of Payor's death;

               4.2 The making of an assignment for the benefit of creditors of Payor, or the appointment of a receiver for all or substantially all of Payor's property or the filing by Payor of a petition in bankruptcy or other similar proceeding under law for the relief of creditors; or

               4.3 The filing against Payor of a petition in bankruptcy or other similar proceeding under law for relief of debtors, and such petition is not vacated or discharged within sixty (60) days after the filing thereof.

          5. This Note is secured by a Stock Pledge Agreement of even date herewith. This Note is a non-recourse obligation of Payor. The Holder's remedies in the event of a default by Payor are limited to those contained in the Stock Pledge Agreement.

          6. Presentment, demand, protest, notices of protest, dishonor and nonpayment of this Note and all notices of every kind (other than those specifically provided for in this Note) are hereby waived. No single or partial exercise of, or forbearance from exercising, any power hereunder shall preclude other or further exercises thereof or the exercise of any other power. No delay or omission on the part of the holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note.

          7. This Note shall be governed by and construed in accordance with the laws of the State of California.


                                           -------------------------------------
                                           EUGENE J. MORA

                                  EXHIBIT (b)

                            STOCK PLEDGE AGREEMENT

          This Stock Pledge Agreement is entered into as of the 20th day of April, 1995, by and between Eugene J. Mora ("Debtor"), and AMSERV HEALTHCARE INC., a Delaware corporation ("Creditor").

          A. In connection with the entering into of this Stock Pledge Agreement, upon exercise of certain stock options, on April 18, 1995 Debtor purchased from Creditor 67,562 shares ("67,562 Shares") of the Common Stock of Creditor for a total purchase price of $154,999, all of which has been paid in cash, and on April 20, 1995 Debtor purchased 110,000 shares ("110,000 Shares") of Common Stock of Creditor, of which $1,100 has been paid in cash and the balance of $198,440 is evidenced by a Promissory Note ("Note") executed by Debtor to Creditor of even date herewith.

          B. The parties hereto desire to secure the repayment of said Note with a pledge of both the 67,562 Shares and the 110,000 Shares (collectively, "Pledged Shares").

                WHEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS:

          1.   Grant of Security Interest.  Debtor hereby grants to Creditor a
               --------------------------
security interest pursuant to the California Uniform Commercial Code in all of the Pledged Shares to secure the repayment of said Note and any and all obligations under this Stock Pledge Agreement. Debtor is hereby delivering stock certificates representing the Pledged Shares to Creditor for purposes of perfecting the security interest. Such stock certificates will be legended to reflect that the Pledged Shares are subject to this Stock Pledge Agreement.

          2.   Partial Release.  The 67,562 Shares shall be released from the
               ---------------
terms of this Stock Pledge Agreement and certificates representing the 67,562 Shares shall be returned to Debtor upon a material breach by Creditor of any financial obligations to Debtor under any Employment Agreement, Consulting Agreement or other agreements between Debtor and Creditor, which breach remains uncured for a period of thirty (30) days after receipt of written notice of such default by Creditor. All or a portion of the 110,000 Shares shall be released from the terms of the Stock Pledge Agreement and certificates representing such released Pledged Shares shall be returned to Debtor in connection with the prepayment of all or a portion of the Note. The amount of the 110,000 Shares to be released shall be equal to the principal amount being repaid divided by $1.804 per shares (the option exercise price on the 110,000 Shares less $.01 per share which was paid in cash), provided that all accrued interest due with respect to the principal amount being prepaid shall be paid on the date of the prepayment. All remaining Pledged Shares shall be released to Debtor upon full payment of the Note together with interest due thereon.

          3.   Default by Debtor.  In the event of any default by Debtor under
               -----------------
said Note
or this Stock Pledge Agreement, the full amount of unpaid principal and interest owed by Debtor under the Note shall become immediately due and payable, and Creditor shall have the right to take the Pledged Shares in repayment of said Note, and the right to sell the Pledged Shares at public or private sale. Creditor shall have no right to recover from Debtor any deficiency if the net proceeds from such sales are less than the unpaid balance owed under said Note. Any excess, after payment of expenses incident to such sales, in such net proceeds shall be forwarded to Debtor.

          4.   Recapitalization of the Corporation.  In the event of any
               -----------------------------------
recapitalization of Creditor, whether by stock split, merger, consolidation, sale of assets, exchange of stock, or any other manner whatsoever, Creditor's security interest as set forth herein shall automatically without need of any further action attach to the stock or property into which the Pledged Shares have been converted.

          5.   Rights of Shareholder.  So long as no default occurs under said
               ---------------------
Note or this Stock Pledge Agreement, Debtor shall be entitled to receive all dividends paid on the Pledged Shares, to vote the Pledged Shares in all matters, and to otherwise be entitled to all rights of ownership of the Pledged Shares; provided, however, notwithstanding the foregoing, Creditor shall retain possession of the Pledged Shares and any transfer or grant of a security interest in the Pledged Shares by Debtor shall at all times remain subject and subordinate to Creditor's prior security interest; provided, further, that Debtor shall not vote the Pledged Shares for any plan to terminate, liquidate, dissolve, merge, consolidate, reorganize, or otherwise alter the form of Creditor, or to authorize any stock dividends or to alter or amend the Certificate of Incorporation, without first receiving prior written consent from Creditor.

          6.   Securities Laws.  Debtor acknowledges that various federal and
               ---------------
state securities laws may prohibit or prevent the advertising for sale of the Pledged Shares as required by a public sale as described in Paragraph 3 hereof. Therefore, Debtor consents to a private sale by Creditor upon the occurrence of an event of default and expressly acknowledges that such a private sale is commercially reasonable, given the nature and circumstances of the transaction contemplated by this Stock Pledge Agreement.

          7.   Waiver.  Presentment, demand, protest, notices of protest,
               ------
dishonor and nonpayment of the Note or under this Stock Pledge Agreement and all notices of every kind (other than those specifically provided for herein or in the Note) are hereby waived. No single or partial exercise of, or forbearance from exercising, any power hereunder shall preclude other or further exercises thereof or the exercise of any other power. No delay or omission on the part of the holder of the Note in exercising any right thereunder or hereunder shall operate as a waiver of such right or of any other right under the Note or hereunder.

          8.   Governing Law.  This Stock Pledge Agreement shall be governed by
               -------------
and construed in accordance with the laws of the State of California.

          9.   Miscellaneous.  The rights of Creditor hereunder shall inure to
               -------------
the benefit of its successors and assigns, and the obligations of Debtor hereunder shall bind its successors and assigns.

          IN WITNESS WHEREOF, the parties hereto have signed this Stock Pledge Agreement as of the date set forth above.


                                 _______________________________________________
                                      Debtor


                                 _______________________________________________
                                      Creditor

                                  EXHIBIT (c)

                               VOTING AGREEMENT
                               ----------------

     This Voting Agreement (this "Agreement") is made as of April 7, 1995 by and among NORTH CENTRAL PERSONNEL, INC., an Ohio corporation ("NCP") and AMSERV HEALTHCARE INC., a Delaware corporation (the "Company").

     WHEREAS, NCP will acquire 426,794 shares (the "Shares") of the Class A Redeemable Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock") pursuant to a Stock Purchase Agreement, dated as of April 7, 1995 ("Stock Agreement");

     WHEREAS, NCP and the Company desire to provide greater certainty with respect to their future relationships including certain restrictions on the shares of Preferred Stock;

     WHEREAS, the Stock Agreement contemplates that this Agreement be executed and delivered by the parties hereto contemporaneously with the execution and delivery of the Stock Agreement and as a condition to effectuating the Stock Agreement; and

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:


                                   ARTICLE I
                        REPRESENTATIONS AND WARRANTIES

     SECTION 1.01 Representations and Warranties of NCP. NCP hereby represents and warrants to the Company as follows:

          (a)   Authorization of NCP.  The execution, delivery and
                --------------------
     performance of this Agreement and all other actions relating hereto by NCP have been duly and validly authorized by the Board of Directors of NCP. This Agreement to be signed by NCP constitutes validly executed and delivered and binding obligations of NCP enforceable in accordance with its terms.

          (b)   Consents; Conflicts.  Neither the execution nor the delivery
                -------------------
     of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance with any of the provisions hereof will (i) conflict with or result in a breach of the Certificate of Incorporation or Bylaws of NCP, or (ii) to NCP's knowledge, violate any statute, law, rule or regulation or any order, writ, injunction or decree of any court or governmental authority or (iii) violate or conflict with or constitute a default under (or give rise to any right of termination, cancellation or acceleration under) any material agreement or writing of any nature to which NCP is bound. Except as otherwise described herein,

                                                                  Pages 16 of 24

     no consent, approval or authorization of, or designation, declaration or filing with any governmental authority or other persons or entities on the part of NCP is required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby.

     SECTION 1.02 Representations and Warranties of the Company. The Company hereby represents and warrants to NCP as follows:

          (a)   Authorization of the Company.  The execution, delivery and
                ----------------------------
     performance of this Agreement and all other actions relating hereto by the Company have been duly and validly authorized by the Board of Directors of the Company. This Agreement to be signed by the Company constitutes validly executed and delivered and binding obligations of the Company enforceable in accordance with its terms.

          (b)   Consents; Conflicts.  Neither the execution and delivery of
                -------------------
     this Agreement nor the consummation by the Company of the transactions contemplated hereby, nor compliance with any of the provisions hereof will:
     (i) conflict with or result in a breach of the Certificate of Incorporation or Bylaws of the Company; (ii) violate any statute, law, rule or regulation or any order, writ, injunction or decree of any court or governmental authority; or (iii) violate or conflict with or constitute a default under (or give rise to any right of termination, cancellation or acceleration under) any material agreement or writing of any nature to which the Company is a party or by which it or its assets or properties may be bound. Except as otherwise described herein, no consent, approval, authorization of, or designation, declaration or filing with any governmental authority or other persons or entities on the part of the Company is required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby.


                                  ARTICLE II
                         LIMITATIONS AND RESTRICTIONS

     SECTION 2.01 Voting; Impairment. NCP agrees that during the term of this Agreement, at every meeting of stockholders of the Company and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, NCP will vote all of the Shares in accordance with the recommendations of the Board on all matters with respect to possible change in contests transactions, change in Board composition contests and Board elections, including but not limited to, consent, proxy and stockholder solicitations. Concurrent with the execution of this Agreement, NCP agrees to deliver to the Company a proxy (which is coupled with an interest) in the form of EXHIBIT A (the "Proxy"), which shall be irrevocable to the extent provided in
Section 212 of the Delaware General Corporation Law, covering all of the Shares. Notwithstanding this Section, nothing herein shall require NCP to take any action which would directly and adversely impair the priority or redemption rights of the Preferred Stock. In the event of any such action, the Board will promptly notify NCP.

     SECTION 2.02 Transfer of Shares. Any transferee of any shares of the Preferred

                                                                  Pages 17 of 24

Stock takes such shares of Preferred Stock subject to this Agreement and the Proxy. In the event NCP transfers any shares of Preferred Stock, such transferee shall be subject to and bound by this Agreement and the Proxy as if such transferee actually executed a copy of this Agreement.

     SECTION 2.03 Effect of Non-Compliance. No action or inaction, sale, purchase or other acquisition or assignment, transfer, grant of an option with respect to or other disposition of any interest in (or agreement, arrangement or understanding with respect to the foregoing) any of the Preferred Stock in violation of the provisions of this Agreement shall be valid; and the Company shall not transfer such Preferred Stock on the books of the Company, nor shall such Preferred Stock be entitled to vote during the period of any violation of this Agreement. Nothing in the preceding sentence shall waive or deprive the Company of any other rights or remedies it may have in this Agreement or at law for any sale of Preferred Stock in violation of this Agreement. The above disqualifications shall be in addition to and not in lieu of any other remedies, legal or equitable, to enforce these provisions.


                                  ARTICLE III
                                 MISCELLANEOUS

     SECTION 3.01 Board Action. For purposes of this Agreement all references in this Agreement to any recommendation, action, consent, invitation, approval, determination, request or waiver by the Board shall mean recommendation, action, consent, invitation, approval, determination, request or waiver which is authorized by a majority of the directors or any committee so delegated by the Board. Unless otherwise determined by the Board, it shall also mean action, consent, invitation, approval, determination, request or waiver which is authorized by a majority of the directors who serve on the Executive Committee of the Board.

     SECTION 3.02 Interpretation. For all purposes of this Agreement, the term Shares of Preferred Stock shall include any securities of an issuer entitled to vote for the election of directors of an issuer which securities the holders of the Preferred Stock shall have received or as a matter of right be entitled to receive as a result of (i) any capital reorganization or reclassification of the capital stock of the Company, (ii) any consolidation, merger or share exchange of the Company with or into another corporation or
(iii) any sale of all or substantially all the assets of the Company.

     SECTION 3.03    Enforcement.

          (a) The Company and NCP each acknowledge and agree that irreparable damage would occur if any of the provisions of this Agreement were not complied with in accordance with their specific terms. Accordingly, each of the parties will be entitled to any injunction or injunctions to prevent breaches of this Agreement and to enforce specifically its provisions in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or in equity.

          (b) No failure or delay on the part of any party in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

     SECTION 3.04 Entire Agreement. This Agreement contains the entire understanding of the parties with respect to its subject matter and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, expressed or implied, oral or written, except as herein contained. This Agreement may be amended only by a written instrument duly executed by the parties.

     SECTION 3.05 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable, the remaining provisions shall remain in full force and effect. It is declared to be the intention of the parties that they would have executed the remaining provisions without including any that may be declared unenforceable.

     SECTION 3.06 Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

     SECTION 3.07 Counterparts. This Agreement may be executed in two or more counterparts, and each such executed counterpart will be an original instrument.

     SECTION 3.08 Notices. All notices, claims, certificates, requests, demands and other communications ("Communication") hereunder shall be in writing and shall be deemed to have been duly given when (i) mailed by registered or certified mail, postage prepaid, (ii) sent by reliable overnight courier, or
(iii) telecopied and followed immediately by copy mailed, addressed as follows:

     If to the Company, to:

          AMSERV HEALTHCARE INC.
          3252 Holiday Court, Suite 204
          La Jolla, California  92037
          Attn:   Eugene J. Mora, Chairman
          Telecopy No.:  (619) 597-1001

     with a copy to:

          Katten Muchin & Zavis
          525 West Monroe Street
          Suite 1600
          Chicago, Illinois  60601-3693
          Attn:  Jeffrey R. Patt, Esq.
          Telecopy No.:  (312) 902-1061

     If to NCP to:

          North Central Personnel, Inc.
          713 South Main Street
          Mansfield, Ohio  44907
          Attn:  Diane Gurik, President

     with a copy to:

          70 Park Avenue West
          Mansfield, Ohio  44902
          Telecopy No.:  (419) 525-3810
          Attn:  Bud Vetter, Esq.

or to such other addresses as the person to whom notice is to be given may have furnished to the other in writing in accordance herewith. A Communication given by any other means shall be deemed duly given when actually received by the addressees.

     SECTION 3.09 Assignment No Third-Party Beneficiaries. Except as expressly provided in this Agreement, this Agreement and the rights, duties and obligations hereunder may not be assigned or delegated by any party without the prior written consent of the Company. Any other assignment or delegation of rights, duties or obligations hereunder made without the prior written consent of the Company shall be void and of no effect. If any party assigns any rights or duties hereunder pursuant to the provisions of this Agreement, such party shall not be relieved of its obligations hereunder and such party unconditionally guarantees the performance by the assignee of such party's obligation hereunder. This Agreement is intended for the benefit of and is enforceable by the Company. This Agreement is not intended, and shall not, confer any rights or benefits on any persons other than the parties hereto. Notwithstanding the foregoing, a transferee who acquires any shares of the Preferred Stock will succeed and be subject to the rights and obligations of the transferor under this Agreement.

     SECTION 3.10 Term. This Agreement shall continue in full force and effect until the earlier to occur of: (a) there are no shares of Preferred Stock outstanding or (b) the tenth anniversary of the date of this Agreement.

     SECTION 3.11 Governing Law. This Agreement shall be construed under and in accordance with the laws of the State of Delaware. If a party hereunder shall default on any term under this Agreement, the other party may enforce this Agreement by specific performance; or such party shall have any and all other remedies available to it at law or in equity.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first referred to above.


AMSERV HEALTHCARE INC.                          NORTH CENTRAL PERSONNEL, INC.


__________________________                      ________________________________
By:  Eugene Mora                                By:  Diane Gurik
Its: Chairman                                   Its: President

                                   EXHIBIT A

                           IRREVOCABLE PROXY TO VOTE
                            AMSERV HEALTHCARE INC.


     The undersigned stockholder (the "Stockholder") of AMSERV HEALTHCARE INC., a Delaware corporation (the "Company"), hereby irrevocably (to the full extent permitted by Section 212 of the Delaware General Corporation Law) appoints Eugene Mora, as agent for the Board of Directors of the Company, as the sole and exclusive attorney and proxy of the Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to the 426,794 shares of Class A Redeemable Preferred Stock, $.01 par value (the "Preferred Stock") of the Company and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Proxy. The Shares beneficially owned by the Stockholder as of the date of this Proxy are listed on the final page of this Proxy. Upon the Stockholder's execution of this Proxy, any and all prior proxies given by the Stockholder with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

     This proxy is irrevocable (to the extent provided in Section 212 of the Delaware Corporation law), coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and between the Company and the Stockholder, and is granted in consideration of Company entering into that certain Amendment No. 2 to the Asset Purchase Agreement of even date herewith, among the Company, the Stockholder and AMSERV HEALTHCARE OF OHIO, INC. and the Stock Purchase Agreement of even date herewith between the Company and the Stockholder. As used herein the term "Expiration Date" shall mean the earlier to occur of (i) there are no shares of Preferred Stock outstanding or
(ii) the tenth anniversary of this Irrevocable Proxy.

     The attorney and proxy named above is hereby authorized and empowered by the Stockholder, at any time prior to the Expiration Date, to act as the Stockholder's attorney and proxy to vote the Shares, and to exercise all voting rights of the Stockholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to
Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting in accordance with the recommendations of the Board of Directors of the Company on all matters with respect to possible change in control contests, change in Board composition contests and Board elections, including but not limited to, consent, proxy and stockholder solicitations.

     Any obligation of the Stockholder hereunder shall be binding upon the successors and assigns of the Stockholder.

     This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).

Dated:    April 7, 1995         NORTH CENTRAL PERSONNEL, INC.


                                    ______________________________
                                    By:   Diane Gurik
                                    Its:  President



                                    Shares beneficially owned:

                                    426,794 shares of Class A Redeemable
                                    Preferred Stock

                                  EXHIBIT (d)

                             RESCISSION AGREEMENT
                             --------------------

     This RESCISSION AGREEMENT (this "Agreement") is made as of May 12, 1995, by and between NORTH CENTRAL PERSONNEL, INC. an Ohio corporation ("NCP") and AMSERV HEALTHCARE INC., a Delaware corporation ("AMSERV").

     WHEREAS, NCP acquired 426,974 shares of AMSERV Class A Redeemable Preferred Stock, par value, $.01 per share (the "Preferred Stock") pursuant to that certain Stock Purchase Agreement by and between AMSERV and NCP, dated as of April 7, 1995 (the "Stock Agreement").

     WHEREAS, NCP and AMSERV entered into that certain Voting Agreement as of April 7, 1995 (the "Voting Agreement"), whereby NCP agreed to vote the shares of Preferred Stock in accordance with the recommendations of the AMSERV Board of Directors (the "Board"), which was evidenced by an Irrevocable Proxy to Vote to the Board as of April 7, 1995 (the "Proxy").

     WHEREAS, NCP and AMSERV each desire to rescind, revoke and annul the Voting Agreement and the Proxy and release the other party from their obligations thereunder.

     WHEREAS, NCP and AMSERV each desire to treat the Preferred Stock held by NCP as not outstanding voting securities only for purposes of the "Renewed Consent Solicitation" (defined below).

     WHEREAS, AMSERV desires to pay the reasonable legal fees and expenses incurred by NCP in connection with this Agreement, the Stock Agreement and the litigation which gave rise to the Standstill (defined below).

     NOW, THEREFORE, in consideration for the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, NCP and AMSERV agree as follows:

     1. NCP and AMSERV hereby rescind, revoke and annul the Voting Agreement and the Proxy, and each of NCP and AMSERV releases the other party from its obligations thereunder.

     2. NCP and AMSERV agree that the Certificate of Designation pursuant to which the Preferred Stock was designated will be amended as soon as practicable after the date hereof (but in no event later than May 22, 1995) to provide that the Preferred Stock shall not have any voting rights with respect to the "Renewed Consent Solicitation" (as defined in the Standstill Agreement between AMSERV and Stockbridge Investment Partners, Inc. (the "Standstill")).

     3. AMSERV agrees to pay NCP's reasonable legal fees and expenses incurred by NCP in connection with this Agreement and the Stock Agreement and the litigation which gave rise to the Standstill.

     4. NCP and AMSERV agree that this Agreement contains the entire understanding of the parties with respect to its specific subject matter and supersedes all prior and contemporaneous agreements, understandings, inducements or conditions, expressed or implied, oral or written, except as herein contained. This Agreement may be amended only by a written instrument duly executed by the parties hereto.

     5. Except as modified herein, all terms and conditions set forth in the Agreements dated April 7, 1995 related to the conversion of debt to the Preferred Stock are hereby ratified and affirmed, including but not limited to, NCP's redemption rights on the Redemption Date, as defined therein, and NCP's right of redemption in total if the renewed Consent Solicitation is successful.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first listed above.


AMSERV HEALTHCARE INC.                            NORTH CENTRAL PERSONNEL, INC.


__________________________                        ______________________________
By:  Eugene Mora                                  By:  Diane Gurik
Its: Chairman                                     Its: President